President’s Letter 2013

In 2013, Avalon reached a major milestone on the Nechalacho Rare Earth Elements Project with the delivery of a positive comprehensive feasibility study in April. Since that time, we have been working steadily to secure the necessary operating permits, optimize the development model and attract a strategic partner to allow us to arrange financing and initiate construction.

Avalon reached a second major milestone on the Nechalacho Project during the year with the completion of the Report of Environmental Assessment and a recommendation in July for approval of the Project from the Mackenzie Valley Environmental Impact Review Board. This approval was received from the Minister of Aboriginal Affairs and Northern Development in early November, allowing the Company to proceed with formal permit applications which we expect will be in place by mid-2014.

Technical work on the project since April has been focused mainly on project engineering and process flowsheet optimization. Significant improvements have been made to the concentrator flow sheet and a promising new hydrometallurgical process has been developed to increase heavy rare earth recoveries and reduce the perceived risk around marketing the specialty enriched zirconium concentrate product. This work will result in an updated technical report which we are targeting for completion in Q1 of calendar 2014.

However, a major challenge remains in securing the $1.5 billion in project financing needed to start building the Nechalacho Project. The current resource market environment is bearish, and the potential providers of capital are typically more cautious under these conditions, particularly for a large capital-intensive project like Nechalacho, in a business with few precedents outside China.

That being said, interest from end-users remains high because demand for the heavy rare earths continues to grow and supply sources remain constrained. There continues to be strong interest from end-users outside China in seeing new suppliers come into the marketplace and Avalon’s Nechalacho Project remains the most advanced prospect for bringing a large new supply of heavy rare earths into the market over the next five years. We continue to work with London-based HCF International Advisers Ltd to identify strategic partners willing to participate in the development of Nechalacho.

The bear market in the resource sector has resulted in depressed valuations for all mineral resource companies and Avalon’s share price was no exception, touching a five year low in December when it traded below $0.50 against a high of $1.61 in January 2013. We remain reasonably well-funded with $6 million in cash resources at the time of writing and no debt, sufficient funding to cover our planned expenditures until at least mid-2014. We also have some interim equity financing initiatives in place in the U.S. referred to as “At The Market” and “Equity Line” facilities, designed to raise small amounts of capital to supplement our current cash position when needed, while avoiding unnecessary dilution of our shareholders.

Market prices for rare earth elements stabilized over the past year, after three years of extreme volatility. Prices generally remained soft in the face of reduced demand due to the economic slowdown and due to end-users drawing down stockpiles accumulated during the 2011 supply crunch. The prices for most of the heavy rare earths fell during the first part of 2013, followed by a stable period mid-year. They finally started to recover in the third quarter of the year to end up slightly below where they started.

The Chinese government’s ongoing actions to consolidate the industry, improve environmental practice, curb illegal production, and end smuggling, will likely help firm up heavy rare earth prices in the near term. In the longer term, Chinese production rates, overall demand and the availability of heavy rare earths from outside China will be key price determinants. While many end-users are trying to reduce their reliance on heavy rare earths through substitution, the heavies remain vital in many applications and it is believed that demand will continue grow, especially as new supply becomes available.

In December, we released our second Sustainability Report written in accordance with the Global Reporting Initiative G3.1 Guidelines. The 2013 Report, entitled “Align Optimize Innovate”, reports on how we are working to integrate sustainability into everything we do. Aligning, optimizing and innovating are continuous aspects in our journey towards sustainable production and cash flow. Our journey does not end with this report.

Health and safety continue to be the foundation of our business. Clearly laid out goals and targets keep us accountable, and continuing to operate with the highest integrity keeps us transparent. We have adopted this approach because we believe it to be essential to our future business prospects, as many end-users of commodities, particularly those in the cleantech sector, are demanding that their suppliers demonstrate that they operate in an environmentally and socially responsible way. In fact, we believe our focus on sustainability gives us a competitive advantage in our business.

Consistent with this approach, we have made Aboriginal community engagement a top priority and continue to make steady progress toward concluding participation agreements with all of our Aboriginal partners. We have emphasized innovative methods for reducing environmental impacts and have conducted considerable community outreach to educate the general public (including government) about both the risks and opportunities associated with rare earths production. This included sponsoring academic research, supporting the launch of the Canadian Rare Earth Elements Research Network (CREEN), and launching a new website to report on advances in rare metals’ material science and applications, entitled Rare Metals Matter (RareMetalsMatter.com).

On our other projects, activities were focused on Separation Rapids where we received renewed interest in our petalite product from several potential customers in the glass industry. As a result, we initiated process testwork in the summer to produce trial samples for the customers. This work is still in progress. We have also begun preparing for a bulk sampling program, should the customers confirm that the product meets their specifications. This would start in 2014, subject to financing.

The only other active project in 2013 was the East Kemptville tin-indium project, where we continue to work toward a resolution for the site access issue, to carry out a confirmation drilling program and complete our Preliminary Economic Analysis. The tin market remains very favourable for developing a resource like East Kemptville and we are anticipating being in a position to take advantage and move this project forward in 2014.

Overall, 2014 is expected be another challenging year for the junior resource sector with investors only willing to support the most attractive advanced projects. In this regard, Avalon remains well-positioned with the most attractive advanced heavy rare earth development opportunity in the world outside China. Further, the world needs new supply sources of these scarce commodities and end-users realize that this new supply will not materialize without making commitments on off-take that banks can rely on to provide development capital.

Avalon made significant progress in 2013 toward securing off-take commitments and our focus going forward in 2014 will be to advance this interest into signing formal off-take agreements, securing strategic partners, and arranging project financing.

On behalf of senior management and the Board of Directors, I would like to thank all of our employees, technical advisors and consultants for your commitment to advancing our projects in a safe, responsible and professional manner. I would also like to take this opportunity to thank retiring director Richard Morland for his years of service on the Board of Directors. Richard will continue to provide expert technical advisory services going forward as a member of the Company’s Technical Advisory Committee.

It has been a challenging year for shareholders and I would also like to thank you, our shareholders, for your continued support, patience and loyalty during these uncertain times.

With your patience and support we maintain our position as the leader among potential new producers of heavy rare earths outside China, and we remain well-positioned to achieve our goal of being first to market with a significant new supply of these critical raw materials.

On behalf of the Board of Directors,

Donald S. Bubar

President and Chief Executive Officer

January 21, 2014